Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Direct +1 212-407-4939 Main +1 212-407-4000 Fax +1 212-407-4990

April 2, 2026

Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20549

Attention: Eric McPhee and Wilson Lee

Re:	OneConstruction Group Ltd (the “Company”) Form 20-F for the Fiscal Year Ended March 31, 2025 Response dated March 10, 2026 File No. 001-42457

Ladies and Gentlemen:

This letter sets forth the Company’s responses to the comments contained in the letter dated March 24, 2026 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s response dated March 10, 2026 to the SEC’s initial comments to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2025, filed with the Commission on August 12, 2025 (the “Form 20-F”). The Staff’s comments are repeated below and followed by the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended March 31, 2025

Notes to Consolidated Financial Statements

3. Concentration of Risks, page F-12

1.

We note your response to comment 2. Please tell us what consideration you have given to disclosing information about your past due accounts receivables. Reference is made to the guidance outlined in paragraphs 326-20-55-37 through 40 of the Financial Accounting Standards Codification.

RESPONSE: The Company respectfully advises the Staff that it considered the guidance in ASC 326-20, including the illustrative Example 5 in paragraphs 55-37 through 55-40, in developing its accounting policy for measuring expected credit losses on accounts receivable and determining the related disclosures. In evaluating the need for additional disclosures regarding past-due accounts receivable, the Company specifically considered whether quantitative aging disclosures or further qualitative discussion would be necessary to enable users to understand the credit risk profile of the portfolio, consistent with ASC 326-20-50-2 and 50-3. This assessment included consideration of the proportion of past-due balances, historical collection patterns, contractual payment structures, and whether past-due status is a meaningful indicator of credit deterioration in the Company’s business model.

The Company’s account receivable balance from customers primarily arise from construction contracts that were still in progress as of the balance sheet date. The balance mainly represents progress billings and retention sums that are contractually recoverable as project milestones are achieved and the projects move toward final account settlement. Although certain amounts were classified as past due based on the original billing terms, management concluded, based on the contractual rights and historical settlement patterns for similar projects, that such past-due status did not in itself indicate a significant increase in credit risk or a heightened likelihood of loss. At the reporting date, management considered the credit quality of the customers, the secured or otherwise supported nature of certain contracts and the continuing performance of the underlying projects in assessing the collectability of the balance.

In accordance with ASC 326-20, the Company estimates expected credit losses for its accounts receivable on a collective basis for portfolios of receivables that share similar risk characteristics. The estimation process incorporates an aging analysis of receivables, historical loss experience, customer-specific risk factors and forward-looking macroeconomic and sector information, consistent with the concepts illustrated in ASC 326-20-55-37 through 55-40. In addition, in connection with the preparation of the Company’s financial statements, management engages an independent qualified valuer to assist in evaluating the expected credit loss assumptions and results, including consideration of any changes in project status or customer creditworthiness. This assistance supplements, but does not replace, management’s overall responsibility for the expected credit loss estimates, which are determined in accordance with ASC 326-20.

Based on this analysis, management has concluded that the expected credit losses recognized in the allowance were appropriate, according to the latest 3-years historical settlement pattern from our customers, our customers settled the past-due outstanding balance was approximately 77%, while the level of the past-due accounts receivable as at March 31, 2025 was approximately 53% out of total gross accounts receivable, which was within the historical payment pattern level, hence the management considered the past-due accounts receivable as at March 31, 2025 was at an acceptable level and considered as not in significant risk to the consolidated financial statements taken as a whole. In making this assessment, the Company also considered the disclosure framework in ASC 326-20-50-2 through 50-3, which focuses on enabling users to understand the credit risk inherent in the portfolio, how management monitors credit quality, and how expected credit losses are estimated and change over time. The Company further notes that all of its standard accounts receivable are contractually due within one year and therefore qualify for the exception in ASC 326-20-50-15, under which the specific requirement in ASC 326-20-50-14 to disclose past-due status by class does not apply to such short-term accounts receivable that arise from revenue transactions. Although approximately 53% of receivables were classified as past due, management determined that this metric is not indicative of increased credit risk due to the nature of construction contracts, including retention arrangements and milestone-based billing. Historical data demonstrates consistent collection patterns, and past-due status primarily reflects timing differences rather than credit deterioration.

The Company acknowledges that the level of past-due receivables may appear elevated; however, based on historical settlement experience and the contractual structure of such balances, management concluded that additional disaggregation would not provide incremental decision-useful information beyond the disclosures already provided. On this basis, the Company determined that a separate tabular disclosure of past-due accounts receivable was not required under U.S. GAAP and that its existing disclosures regarding credit risk, allowance for expected credit losses and significant customers provided decision-useful information to investors.

In light of the Staff’s comment, the Company will, in preparing its future Annual Reports on Form 20-F, continue to carefully consider the applicable requirements of ASC 326-20 as well as relevant Commission and Staff guidance in order to provide disclosures in its consolidated financial statements that are appropriate and sufficient for investors. The nature and extent of such disclosures will be determined based on the facts and circumstances existing at the time and may include, but will not be limited to, additional qualitative and quantitative information regarding accounts receivable, credit risk and expected credit losses, where such information is material to an understanding of the Company’s financial position and results of operations. The Company will consider enhancing future disclosures to include additional qualitative or quantitative information regarding aging or past-due balances if such information becomes material or necessary to provide a clearer understanding of credit risk trends.

Please do not hesitate to contact Sherry Li at 212-407-4939 at Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Ka Chun Gordon Li, General Manager

Henry Yin, Loeb & Loeb LLP

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